SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549





# FORM 11-K

ANNUAL REPORT

[X] PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)



CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

(Full title of the plan)

CHEMED CORPORATION

(Name of issuer of the securities held pursuant to the plan)

2600 Chemed Center, 255 E. 5th Street, Cincinnati, Ohio 45202

(Address of principal executive office)

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS



Schedules not included have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings & Retirement Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

By: David J. Lohbeck, Chairman
Administrative Committee

Date: June 21, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 3400
312 Walnut Street
Cincinnati OH 45202-4046
Telephone (513) 723 4700
Facsimile (513) 768 4599

## Report of Independent Accountants

To the Participants and Administrator of the
Chemed/Roto-Rooter Savings & Retirement Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 12, 2002

## Statement of Net Assets Available for Benefits

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Assets: | | |
| Investments, at fair market value: | | |
| Chemed Corporation capital stock | $ 3,372,288 | $ 3,254,037 |
| Merrill Lynch Institutional Fund | 6,776,914 | 6,780,978 |
| Montgomery Short Duration Government Bond Fund | 2,043,289 | 1,652,642 |
| Mercury Total Return Bond Fund | - | 3,291,570 |
| One Group Bond Fund | 4,146,763 | - |
| MFS Total Return Fund | 3,753,551 | 3,284,588 |
| Merrill Lynch Equity Index Trust | 6,444,299 | 7,455,972 |
| Merrill Lynch Fundamental Growth Fund | 10,373,621 | 13,276,557 |
| Van Kampen Emerging Growth Fund | 5,483,105 | 8,447,972 |
| GAM International Fund | - | 875 |
| JP Morgan Dynamic Small Cap Fund | 375,755 | - |
| Merrill Lynch Equity Income Fund | 389,040 | 16,937 |
| Lord Abbett Developing Growth Fund | - | 157,170 |
| Oakmark Select Fund | 354,501 | - |
| Alliance Technology Fund | 901,315 | 737,703 |
| Merrill Lynch Pacific Fund | 155,570 | 171,215 |
| ING Pilgrim International Value Fund | 1,640,275 | 1,622,113 |
| ING Pilgrim International Small Cap Fund | 11,545 | 507 |
| Loan Fund | 2,146,355 | 2,229,102 |
| Total investments | 48,368,186 | 52,379,938 |
| Receivables: | | |
| Employer contributions | 918,123 | 1,162,731 |
| Participant contributions | 419,396 | 382,064 |
| Accrued interest and dividends | 16,823 | 13,421 |
| Total receivables | 1,354,342 | 1,558,216 |
| Cash | 7,364 | 97,382 |
| Total assets | 49,729,892 | 54,035,536 |
| Accrued expenses | (26,747) | (2,720) |
| Net assets available for benefits | $ 49,703,145 | $ 54,032,816 |

The accompanying notes are an integral part of these financial statements.

## Statement of Changes in Net Assets Available for Benefits

| | Year Ended December 31, 2001 |
|---|---|
| Additions: | |
| Additions to net assets attributed to: | |
| Investment income: | |
| Net depreciation in fair value of investments (Note 4) | $ (7,034,614) |
| Interest and other income | 1,173,535 |
| | (5,861,079) |
| Contributions: | |
| Employer | 918,123 |
| Participant | 5,360,490 |
| | 6,278,613 |
| Receipt of assets from Sure Flow, Inc. 401(k) Savings and Retirement Plan (Note 6) | 1,922,867 |
| Receipt of assets from Service America Systems, Inc. Retirement and Savings Plan (Note 6) | 4,101 |
| Total additions | 2,344,502 |
| Deductions: | |
| Deductions from net assets attributed to: | |
| Benefits paid to participants | 6,632,953 |
| Administrative expenses | 41,220 |
| Total deductions | 6,674,173 |
| Net decrease in assets | (4,329,671) |
| Net assets available for benefits: | |
| Beginning of year | 54,032,816 |
| End of year | $ 49,703,145 |

The accompanying notes are an integral part of these financial statements.

1. **General Description of the Plan**

The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (Chemed), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service.

Employees can contribute from 1% to 15% of their compensation to the Plan. The employer (on a participating unit basis) may elect to make a supplemental contribution to the Plan based on the first 6% of an employee's contribution (basic contribution). A supplemental employer matching contribution was made for both the 2000 and 2001 Plan Years. Additionally, Chemed makes quarterly matching contributions to the Chemed Corporation Employee Stock Ownership Plan II (ESOP II) which are allocated to an employee's ESOP II account based on the ratio of the employee's basic contribution to the Plan to the total employee basic contributions to the Plan.

Participants are immediately vested in their contributions and any earnings or losses thereon. Vesting in the employer's contributions occurs in 20% increments after three years of service and participants are fully vested after seven years of service. Additionally, participants are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Non-vested employer contributions which are forfeited by withdrawals from the Plan are used to reduce future supplemental contributions to the Plan. During 2001 and 2000, $536,004 and $207,711, respectively, of forfeitures were used to reduce the supplemental contributions. Participants who incur forfeitures under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service.

Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch as Trustee and currently offers the following investment options for contributions: Merrill Lynch Institutional Fund, Montgomery Short Duration Government Bond Fund, One Group Bond Fund, MFS Total Return Fund, Merrill Lynch Equity Index Trust, Merrill Lynch Fundamental Growth Fund, Van Kampen Emerging Growth Fund, JP Morgan Dynamic Small Cap Fund, Merrill Lynch Equity Income Fund, Oakmark Select Fund, Alliance Technology Fund, Merrill Lynch Pacific Fund, ING Pilgrim International Value Fund and ING Pilgrim International Small Cap Fund. During 2001, the Chase Vista Small Cap Opportunities Fund was renamed the JP Morgan Dynamic Small Cap Fund. Effective April 23, 2001, the Plan replaced the Mercury Total Return Bond Fund with the One Group Bond Fund and the Lord Abbett Developing Growth Fund with the Chase Vista Small Cap Opportunities Fund. Effective November 15, 2001, the Plan offered the Oakmark Select Fund as an additional investment option. Effective October 23, 2000, the Plan replaced the GAM International Fund with the ING Pilgrim International Value Fund. The Chemed Stock Fund remained an investment option for employee contributions. Purchases of Chemed stock are made by the Plan's trustee on the open market. Employer contributions are invested at the discretion of the employer. These same investment options are available for the employer contributions. At December 31, 2001 assets of the Plan are maintained in fifteen funds: the fourteen mutual funds noted above and the Chemed Stock Fund. Coincident with the introduction of mutual funds, the Plan was also amended to allow participants to transfer funds among the various investment options.

Contributions by and benefit payments to participants are made directly to and from the respective funds. Participants may borrow up to 50% of their vested account balance and have no more than two outstanding loans at anytime. Loans are repaid over one to five years (up to ten years for the purchase of a home) through payroll deductions. Participants pay interest at the prime rate plus 1%.

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that the Plan is terminated, the participants shall be fully vested.

## 2. Summary of Accounting Policies

**Investment valuation**
Investments of the Plan are valued at fair market value. Market values are determined principally from quoted market values for all investments except investments in pooled investment funds which are valued at the net asset value of each fund. Cost is determined using the weighted average cost of securities owned.

**Contributions**
Employee contributions are made through regular payroll deductions and are paid into the Plan within fifteen working days of the end of the calendar month in which the deductions are made.

**Security transactions**
Realized gains or losses on investments sold or transferred during the year represent the difference between proceeds received and the previous market value; previous market value represents the market value of the investments as of the beginning of the year or, in the case of investments acquired during the year, the investments' acquisition cost.

**Recognition of income and expenses**
Contributions, income from investments and expenses are recorded on the accrual basis. The supplemental contributions are recorded when awarded by Chemed's Board of

Directors. Transfers of net assets available for benefits to other benefit plans are recorded when the transfers are made.

**Payment of Benefits**
Benefits are recorded when paid.

**Expenses of the Plan**
Expenses of the Plan comprise expenditures for services rendered by independent third parties. Unless paid by Chemed, all such expenses incurred in the administration of the Plan are paid by the Plan.

**Basis of accounting**
The financial statements of the Plan are prepared under the accrual method of accounting.

**Investment appreciation (depreciation)**
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

**Use of estimates**
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. **Income Tax Status of the Plan**

Income taxes are not provided in the accompanying financial statements since the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) and has received a favorable determination letter from the Internal Revenue Service, dated January 31, 1997. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Participants' contributions are taxable in the year of contribution, except for those contributions which participants elect to be considered as contributions under Internal Revenue Code Section 401(k). Participants are liable for federal income taxes relative to their Section 401(k) contributions, Chemed contributions and the earnings of the Plan when the contributions and earnings are distributed to them.

## 4. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

| | December 31, 2001 | 2000 |
|---|---|---|
| Chemed Corporation capital stock, 99,478 and 96,774 shares, respectively | $ 3,372,288 * | $ 3,254,037 * |
| Merrill Lynch Institutional Fund, 6,776,914 and 6,780,978 shares, respectively | 6,776,914 | 6,780,978 |
| Mercury Total Return Bond Fund, 0 and 262,276 shares, respectively | - | 3,291,570 |
| One Group Bond Fund, 386,105 and 0 shares, respectively | 4,146,763 | - |
| MFS Total Return Fund, 259,223 and 213,147 shares, respectively | 3,753,551 | 3,284,588 |
| Merrill Lynch Equity Index Trust, 79,954 and 81,246 shares, respectively | 6,444,299 | 7,455,972 |
| Merrill Lynch Fundamental Growth Fund, 572,812 and 590,857 shares, respectively | 10,373,621 | 13,276,557 |
| Van Kampen Emerging Growth Fund, 129,563 and 134,565 shares, respectively | 5,483,105 | 8,447,972 |

* Participant and Nonparticipant-directed

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $7,034,614 as follows:

| | |
|---|---|
| Mutual funds | $(7,035,792) |
| Common stock | 1,178 |
| | $(7,034,614) |

## 5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Chemed Stock Fund * | $ 3,372,288 | $ 3,254,037 |

| | Year Ended December 31, 2001 |
|---|---|
| Changes in Chemed Stock Fund *: | |
| Contributions | $ 776,588 |
| Interest and dividends | 48,360 |
| Net appreciation | 1,178 |
| Benefit payments and expenses | (565,442) |
| Transfers to participant-directed investments | (142,433) |
| | $ 118,251 |

* Includes both participant and nonparticipant-directed investments; nonparticipant-directed investments become participant directed upon attainment of age 50.

## 6. Receipt of Assets

Effective May 22, 2001, the Sure Flow, Inc. 401(k) Savings and Retirement Plan assets totaling $1,922,867 were merged into the Chemed/Roto-Rooter Savings & Retirement Plan ("Plan"). Sure Flow, Inc was acquired by Roto-Rooter, Inc. on November 19, 1998. Subsequently, a decision was made to merge the two plans.

On June 13, 2001, the Plan received $4,101 from the Service America Systems, Inc. Retirement and Savings Plan, which represented assets held on behalf of a Service America Systems employee who transferred to Roto-Rooter, Inc., both of which are subsidiaries of Chemed Corporation.

## Chemed/Roto-Rooter

Savings & Retirement Plan

**Form 5500, Schedule H, Line 4i-**
**Schedule of Assets (Held At End of Year) ***
**December 31, 2001**

Schedule I

| (a) | (b) Identity of issuer | (c) Description of investment | (d) Cost | (e) Current value |
|---|---|---|---|---|
| ** | Chemed Corporation | Capital Stock | $ 3,282,432 | $ 3,372,288 |
| ** | Merrill Lynch | Institutional Fund | | 6,776,914 |
| | Montgomery | Short Duration Government Bond Fund | | 2,043,289 |
| | One Group | Bond Fund | | 4,146,763 |
| | MFS | Total Return Fund | | 3,753,551 |
| ** | Merrill Lynch | Equity Index Trust | | 6,444,299 |
| ** | Merrill Lynch | Fundamental Growth Fund | | 10,373,621 |
| | Van Kampen | Emerging Growth Fund | | 5,483,105 |
| | JP Morgan | Dynamic Small Cap Fund | | 375,755 |
| ** | Merrill Lynch | Equity Income Fund | | 389,040 |
| | Oakmark | Select Fund | | 354,501 |
| | Alliance | Technology Fund | | 901,315 |
| ** | Merrill Lynch | Pacific Fund | | 155,570 |
| | ING Pilgrim | International Value Fund | | 1,640,275 |
| | ING Pilgrim | International Small Cap Fund | | 11,545 |
| | | Loans to Participants 6.00% to 10.5%, Due 1/02 to 11/11 | | 2,146,355 |
| | Total assets held for investment purposes | | | $ 48,368,186 |

* This schedule includes those assets required to be reported under ERISA Section 2520.103-11 and IRS Form 5500, Schedule H, Line 4i.

** Denotes party in interest.

EXHIBIT I

# CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87073) of Chemed Corporation of our report dated June 12, 2002 relating to the financial statements of the Chemed/Roto-Rooter Savings and Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cincinnati, Ohio
June 12, 2002